INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

(Expressed in U.S. dollars)
(unaudited)

NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three and six months ended June 30, 2020 have been prepared by the management of Loncor Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars – unaudited)

	Notes	June 30, 2020	December 31, 2019
		$	$

Assets
Current Assets
Cash and cash equivalents		100,249	77,696
Advances receivable	6	112,164	63,895
Total Current Assets		212,413	141,591

Non-Current Assets
Property, plant and equipment	8	674,538	781,172
Exploration and evaluation assets	9	29,617,152	28,752,093
Intangible assets	10	1	1
Total Non-Current Assets		30,291,691	29,533,266

Total Assets		30,504,104	29,674,857

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12	551,183	336,256
Accrued liabilities		184,144	270,237
Due to related parties	7	558,982	950,464
Employee retention allowance	19	172,055	180,519
Lease obligation - current portion	16	199,525	204,248
Loans	13	77,262	27,274
Current Liabilities		1,743,151	1,968,998

Common share purchase warrants	14c	-	31,888
Lease obligation - long-term portion	16	294,048	386,935
Total Liabilities		2,037,199	2,387,821

Shareholders' Equity
Share capital	14	81,820,567	79,841,286
Reserves		8,714,627	8,411,647
Deficit		(62,068,289)	(60,965,897)
Total Shareholders' Equity		28,466,905	27,287,036
Total Liabilities and Shareholders' Equity		30,504,104	29,674,857

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	14b	102,203,534	95,280,979

Going concern (Note 2b)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
		$	$	$	$
Expenses
Consulting, management and professional fees		179,707	35,361	359,653	74,623
Employee benefits		153,282	88,307	272,849	172,554
Office and sundry		26,856	20,365	67,473	39,158
Share-based payments	15	12,348	7,133	239,253	8,974
Travel and promotion		11,877	44,023	132,928	69,029
Depreciation	8, 16	49,111	49,186	98,245	98,400
Interest and bank expenses		2,003	1,012	3,744	4,193
Interest on lease obligation	16	6,667	9,048	14,149	18,434
(Gain) loss on derivative instruments	14c	-	(3,145)	(31,888)	1,040
Foreign exchange loss (gain)		33,519	5,086	(631)	11,624
Loss before other items		(475,370)	(256,376)	(1,155,775)	(498,029)
Interest and other income	16	37,672	22,666	53,383	46,960
Loss and comprehensive loss for the period		(437,698)	(233,710)	(1,102,392)	(451,069)

Loss per share, basic and diluted	14d	(0.00)	(0.00)	(0.01)	(0.00)

Weighted average number of shares - basic and diluted	14b	102,178,911	93,694,866	100,839,376	93,694,866

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. dollars - unaudited)

	Common shares
					Total shareholders'
	Number of shares	Amount	Reserves	Deficit	equity
Balance at January 1, 2019	93,694,956	$79,376,206	$8,221,178	$(59,315,152)	$28,282,232

Loss for the period	-	-	-	(451,069)	(451,069)
Share-based payments	-	-	8,974	-	8,974
Balance at June 30, 2019	93,694,956	$79,376,206	8,230,152	$(59,766,221)	$27,840,137

Loss for the period	-	-	-	(1,199,676)	(1,199,676)
Share-based payments	-	-	181,495	-	181,495
Common shares issued	1,586,023	465,080	-	-	465,080
Balance at December 31, 2019	95,280,979	$79,841,286	$8,411,647	$(60,965,897)	$27,287,036

Loss for the period	-	-	-	(1,102,392)	(1,102,392)
Share-based payments	-	-	302,980	-	302,980
Common shares issued	6,922,555	1,979,281	-	-	1,979,281
Balance at June 30, 2020	102,203,534	$81,820,567	$8,714,627	$(62,068,289)	$28,466,905

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
		$	$	$	$
Cash flows from operating activities
Loss for the period		(437,698)	(233,710)	(1,102,392)	(451,069)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		49,111	49,186	98,245	98,400
Share-based payments	15	12,349	7,133	311,481	8,974
(Gain) loss on derivative instruments	14c	-	(3,145)	(31,888)	1,040
Interest on lease obligation	16	6,667	9,048	14,149	18,434
Changes in non-cash working capital
Advances receivable		31,783	-	(48,269)	50,581
Prepaid expenses and deposits		-	(2,822)	-	(2,822)
Employee retention allowance	19	6,776	7,292	(8,464)	7,292
Accounts payable		143,377	(25,714)	214,927	2,218
Accrued liabilities		124,825	9,923	(86,093)	9,923
Net cash used in operating activities		(62,810)	(182,809)	(638,304)	(257,029)

Cash flows from investing activities
Acquisition of additional interest in subsidiary	4	-	-	(140,000)	-
Expenditures on exploration and evaluation assets		(394,441)	(778,667)	(716,670)	(1,437,235)
Net cash used in investing activities		(394,441)	(778,667)	(856,670)	(1,437,235)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		8,292	-	1,970,779	-
Loans received (repaid)	13	60,188	(2,000)	49,988	4,899
Principal repayment of lease obligation	16	(55,033)	(41,695)	(111,759)	(73,917)
Due to related parties		312,753	25,813	(391,482)	28,520
Funds received from Barrick		-	788,207	-	1,405,921
Net cash provided from financing activities		326,200	770,326	1,517,527	1,365,423

Effect of foreign exchange on cash balances		-	(3,796)	-	-
Net (decrease) increase in cash and cash equivalents during the period		(131,051)	(194,946)	22,553	(328,841)
Cash and cash equivalents, beginning of the period		231,300	517,007	77,696	650,902
Cash and cash equivalents, end of the period		100,249	322,061	100,249	322,061

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

1. Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2020  include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, in the U.S., Nevada Bob's Franchising, Inc., and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

Loncor Kilo Inc. owns 76.29% of the outstanding shares of Admubi Mining SARL ("Adumbi"), a company registered in the Congo which changed its name from KGL-Somituri SARL in January 2020, and 100% of the common shares of Kilo Isiro Atlantic Ltd. (a British Virgin Islands company). Kilo Isiro Atlantic Ltd. owns 49% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange and on the OTCQB market in the United States. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. Basis of Preparation

a) Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2020 have been prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements ("IAS 1"). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2019, which include information necessary to understand the Company's business and financial statement presentation.

b) Going Concern

The Company incurred a net loss of $437,698 and $1,102,392 for the respective three and six months ended June 30, 2020 (three and six months ended June 30, 2019 - $233,710 and $451,069 respectively) and as at June 30, 2020 had a working capital deficit of $1,530,738 (December 31, 2019 - $1,827,407).

Management is also closely evaluating the impact of COVID-19 on the Company's business. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19 and strategic partnership arrangements.

The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

c) Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These interim condensed consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

a. Basis of Consolidation

Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 5).

Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the interim condensed consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b. Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

4. Acquisitions

Loncor Kilo Inc.

On September 27, 2019, the Company closed certain transactions provided for by an agreement (the "Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd ("Resolute"), Kilo Goldmines Ltd. ("KGL") and Kilo Goldmines Inc. ("Kilo Inc.", and together with KGL, "Kilo"), and which resulted in the Company acquiring Kilo Inc. Pursuant to the Agreement, (a) Resolute assigned to the Company, for nominal consideration, all of Resolute's rights under a secured cash advance facility (the "Facility") which Resolute had made available to Kilo (including Resolute's rights under the security provided by Kilo in respect of the Facility (the "Security")), (b) Kilo consented to the said assignment of the Facility (including the Security) from Resolute to the Company, and (c) following implementation of the said assignment, the Company exercised its rights under the Security (the "Security Enforcement") as a secured creditor to realize on all of the outstanding shares of Kilo Inc., in full satisfaction of all amounts owing under the Facility (prior to the Security Enforcement, Kilo Inc. was a wholly-owned subsidiary of KGL). In the Agreement, Kilo agreed to cooperate with and assist the Company in the Security Enforcement and for such cooperation and assistance, the Company paid $98,124 (Cdn$130,000) to KGL.

Upon the Company completing the Security Enforcement, Kilo Inc. became a wholly-owned subsidiary of the Company, such that the Company now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the Congo (these mineral projects consisted of a 71.25% interest in the Adumbi properties and a 49% interest in the KGL-Isiro properties, which are all located in the Ngayu gold belt in northeastern Congo near Loncor's existing Ngayu project).  See Notes 9(e) and 9(f).

The acquisition of Kilo Inc. has been recorded as a business combination under IFRS 3 Business Combinations.The total consideration has been allocated to the fair value of assets and liabilities acquired as follows:

Total consideration:
Cash consideration	$98,124
Purchase Price	$98,124

Fair value of assets and liabilities:
Cash and cash equivalent	$599
Property, Plant and Equipment	$223,346
Exploration and Evaluation Assets	$175,446
Accounts payable and accrued liabilities	$(301,267)
Fair value of net assets acquired	$98,124

In March 2020, the Company acquired an additional 5.04% interest in Adumbi pursuant to a private transaction with one of the former minority shareholders of Adumbi for total consideration of $140,000. This acquisition increased the Company's interest in Adumbi from 71.25% to 76.29%.

Devon and Navarro

In June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Devon Resources SARL (Devon), a corporation incorporated under the laws of the Congo, for total consideration comprising:

a) The issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000;

b) The payment of $75,000 in cash; and

c) The payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

Also, in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro.

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

5. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Direct	Dormant
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
Adumbi Mining SARL	Democratic Republic of the Congo	76.29%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd.	British Virgin Islands	100%	Indirect	Mineral Exploration

6.  Advances receivable

	June 30, 2020	December 31, 2019
Advances receivable	$ 112,164	$ 63,895

In connection with the Kilo Agreement (Note 4), the Company provided to Kilo Goldmines Ltd. an unsecured loan in the principal amount of $50,044 (Cdn$65,000) bearing interest of 8% per annum and repayable 12 months from the date of the loan. As June 30, 2020, the interest accrued on the loan is $2,932 (December 31, 2019 - $1,031). The balance of $59,188, which is non-interest bearing, unsecured and due on demand, pertains to advances to employees and suppliers (December 31, 2019 - $12,820).

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

7.  Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2020 and June 30, 2019 was as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Salaries and bonus	$137,304	$66,948	$251,387	$134,994
Compensation expense-share-based payments	$2,688	$7,133	$186,663	$8,974
	$139,992	$74,081	$438,050	$143,968

b) Other Related Party Transactions

As at June 30, 2020, an amount of $430,257 relating to management fees, salary and advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the CEO and a director of the Company (December 31, 2019 - $821,168). Total accrued wages to Mr. Kondrat for the three and six months ended June 30, 2020 were $62,500 and $108,325 respectively (for the three and six months ended June 30, 2019 - $21,948 and $44,994 respectively).

As at June 30, 2020, an amount of $128,725 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2019 - $129,296).

The amounts included in due to related party are unsecured, non-interest bearing and are payable on demand.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$		$	$	$	$	$
Cost
Balance at January 1, 2019	151,786	112,801	11,708	-	425,003	-	84,906	786,204
Additions	-	-	-	217,617	5,728	739,106	-	962,451
Disposals	-	(84,611)	-	-	(209,356)	-	-	(293,967)
Balance at December 31, 2019	151,786	28,190	11,708	217,617	221,375	739,106	84,906	1,454,688
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance at June 30, 2020	151,786	28,190	11,708	217,617	221,375	739,106	84,906	1,454,688

Accumulated Depreciation
Balance at January 1, 2019	139,607	104,688	11,708	-	425,003	-	84,906	765,912
Additions	2,259	2,528	-	2,985	989	192,810	-	201,571
Disposals	-	(84,611)	-	-	(209,356)	-	-	(293,967)
Balance at December 31, 2019	141,866	22,605	11,708	2,985	216,636	192,810	84,906	673,516
Additions	1,014	1,264	-	5,969	1,982	96,405	-	106,634
Disposals	-	-	-	-	-	-	-	-
Balance at June 30, 2020	142,881	23,869	11,708	8,954	218,618	289,216	84,906	780,150
Balance at January 1, 2019	12,179	8,113	-	-	-	-	-	20,292
Balance at December 31, 2019	9,920	2,414	-	214,632	-	546,296	-	781,172
Balance at June 30, 2020	8,905	4,321	-	208,663	2,757	449,890	-	674,538

During the six months ended June 30, 2020, depreciation in the amount of $8,389 (six months ended June 30, 2019 - $456) was capitalized to exploration and evaluation assets.

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2019	$10,281,524	$17,460,907	$-	$27,742,431
Additions	159,205	2,756,814	254,283	3,170,302
Earn-in Barrick payment	-	(2,762,890)	-	(2,762,890)
Balance as at December 31, 2019	$10,440,729	$17,454,831	$254,283	$28,149,843
Additions	83,290	1,815,035	768,447	2,666,772
Earn-in Barrick payment	-	(1,801,713)	-	(1,801,713)
Balance as at June 30, 2020	$10,524,019	$17,468,153	$1,022,730	$29,014,902

There are $602,250 of intangible exploration and evaluation assets as at June 30, 2020 (December 31, 2019 - $602,250).These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu ($150,000), Devon ($152,250) and Navarro ($300,000) properties. The intangibles have not been included in the table above.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities.  The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

b.  Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2019 and December 31, 2018, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at June 30, 2020, the Company determined that no impairment charge or gain was required.

c. Devon

The Devon properties consist of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. These exploration permits were renewed during 2018 and  are subject to final DRC Cadastre Minier (CAMI) administrative processing.

d. Navarro

The Navarro properties consist of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo.

e. Adumbi

The Adumbi (previously KGL-Somituri, See Note 4) properties consist of six (6) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The Company's interest in the Adumbi properties was acquired in September 2019 through the agreement with Resolute, KGL and Kilo Inc. (see Note 4). The six mining licenses (Exploitation permits) are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds a 76.29% interest and the minority partners hold 23.71% (including 5% free carried interest owned by the government of the Congo). See Note 4.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company's subsidiary Loncor Kilo Inc. agreed to finance all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

f. KGL-Isiro

The KGL-Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns through Loncor Kilo Inc. 100% of the common shares and 88.5% of the preferred shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd. owns 49% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

Pursuant to a Joint Venture Agreement, amended July 9, 2013, with Randgold Resources Limited (which is now named Barrick Gold Corporation) ("Barrick"), Barrick agreed to fund a phased exploration program on the permits held in KGL Isiro SARL. Delivery of a pre-feasibility study entitles Barrick to a 51% interest in Isiro (Jersey) Limited which can be increased to 65% upon delivery of a bankable feasibility study should the Company not contribute proportionately to the exploration program post pre-feasibility study.

Additional Barrick Agreements

In January 2016, the Company's subsidiary, Loncor Resources Congo SARL ("Loncor Congo"), entered into an agreement with Randgold Resources (DRC) Limited (which is now named Barrick Gold (Congo) SARL)("Barrick") with respect to a portion of the Company's Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company ("Mining Company") between Loncor Congo and Barrick. The Mining Company will be established only if exploration activities undertaken by Barrick at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

Loncor Congo shall only be called upon to contribute to the future costs of the Mining Company after the approval of the completed pre-feasibility study. The parties will then (a) contribute to the funding required pro rata to their participating interests (65% for Barrick and 35% for Loncor Congo, less the free carried interest attributable to Congo authorities under applicable law, determined at the time of establishment) once the Mining Company has been established and any mining rights with respect to the area of discovery are transferred to the Mining Company, or (b) be diluted. The decision-making committee of the Mining Company will determine whether the funding is contributed (for the purpose of funding the Mining Company) by way of equity or shareholder loans.

The Devon properties are also part of an agreement with Barrick, with the terms similar to the terms of Barrick's agreement with Loncor Congo, as summarized above.

In June 2020, the Company's 76.29%-owned subsidiary, Adumbi Mining SARL ("Adumbi Mining"), entered into a joint venture agreement (the "New Barrick JV") with Barrick for two exploitation permits held by Adumbi Mining (the "JV Permits") covering ground contiguous to the Company's Imva area within the Ngayu gold belt in the northeast of the Congo.  The purpose of the New Barrick JV is to conduct exploration on the JV Permit properties to evaluate possible development and mining of such properties. The terms of this New Barrick JV are similar to the terms of Barrick's agreement with Loncor Congo, as summarized above.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

10. Intangible Assets

The Company's intangible assets include licenses and rights. Based on management's assessment, these intangible assets have been valued at $1 as their fair value is nominal.

11. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

June 30, 2020
	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$213,571	-	$29,617,152
Canada	$460,967	$1	-
	$674,538	$1	$29,617,152
December 31, 2019
	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$221,960	-	$28,752,093
Canada	$559,212	$1	-
	$781,172	$1	$28,752,093

12. Accounts Payable

The following table summarizes the Company's accounts payable:

	June 30, 2020	December 31, 2019
Exploration and evaluation expenditures	$248,233	$128,303
Non-exploration and evaluation expenditures	$302,950	$207,953

Total Accounts Payable	$551,183	$336,256

13. Loans

a) In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at June 30, 2020, the balance of $14,889 was outstanding (December 31, 2019 - $27,274).

b) In May 2020, $33,021 (Cdn$45,000) was advanced to the Company by a shareholder. This loan does not bear interest, is unsecured, and repayable on demand. As at June 30, 2020, the balance of $33,021 was outstanding (December 31, 2019 - $nil). The loan was repaid in full in July 2020.

c) In May 2020, the Company received a loan of $29,352 (Cdn$40,000) from its financial institution through the Canadian Emergency Business Account program. This term loan does not bear interest until January 1, 2023; after that date, the interest rate will be 5% per annum. Should Cdn$30,000 of the loan be repaid on or before December 31, 2022, the remaining Cdn$10,000 will be forgiven. As at June 30, 2020, the balance of $29,352 was outstanding (December 31, 2019 - $nil).

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

14. Share Capital

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b) Issued share capital

On June 19, 2018, the Company closed a non-brokered private placement of 850,000 common shares of the Company at a price of Cdn$0.20 per share for gross proceeds of Cdn$170,000. Mr. Kondrat (CEO and a director of the Company) purchased 350,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the "Transactions") were completed with Resolute Mining Limited ("Resolute"). Pursuant to the private placement Transaction, the Company issued 13,000,000 common shares to Resolute at a price of Cdn$0.20 per share for gross proceeds of Cdn$2,600,000. Pursuant to the share swap Transaction, Resolute purchased 12,500,000 common shares of the Company held by Mr. Kondrat in exchange for the future issuance on or before July 16, 2018 by Resolute to Mr. Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

On June 29, 2018 the Company issued 500,000 common shares at a price of Cdn$0.20 per share as part of the acquisition of Devon (Note 4).

In September 2019, the Company issued 54,327 common shares at a price of Cdn$0.39 per share as the consideration for certain consulting services rendered by a third party.

Also in September 2019, all of the Company's common shares issued and outstanding were consolidated on the basis of one common share of the Company for every 2 (two) existing common shares. All of the share, stock option and warrant amounts in these interim condensed consolidated financial statements, have been adjusted to reflect the said share consolidation.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In October and in December 2019, the Company issued 1,000,000 common shares at a price of Cdn$0.40 per share and 31,697 common shares at a price of Cdn$0.375 per share, respectively, as the consideration for certain consulting services rendered by third parties. Also in December 2019, warrants to purchase 500,000 common shares of the Company were exercised at a price of Cdn$0.36 per share for gross proceeds of Cdn$180,000.

In February 2020, the Company closed a private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000.  A total of 1,790,000 of the common shares were purchased by certain insiders of the Company, including Mr. Kondrat, who purchased 1,440,000 of the common shares. The Company also issued in February 2020, 22,659 common shares at a price of Cdn$0.50 per share as the consideration for certain consulting services rendered by a third party and warrants to purchase 875,000 common shares of the Company were exercised at a price of Cdn$0.36 per share for gross proceeds of Cdn$315,000.

In June 2020, the Company issued 24,896 common shares at a price of Cdn$0.4539 per share, as the consideration for  consulting services rendered by a third party.

As of June 30, 2020, the Company had issued and outstanding 102,203,534 common shares (December 31, 2019 - 95,280,979). No preference shares are issued and outstanding.

c) Common share purchase warrants

As at June 30, 2020, the Company had no outstanding (December 31, 2019 - 875,000) common share purchase warrants.  During the six months ended June 30, 2020, 875,000 outstanding common share purchase warrants were exercised at a price of Cdn$0.36 per share for gross proceeds to the Company of Cdn$315,000. During the year ended December 31, 2019, warrants to purchase 500,000 common shares of the Company were exercised and 437,500 common share purchase warrants expired unexercised. No warrants were forfeited or cancelled during the six months ended June 30, 2020 and the ended December 31, 2019 (2018 - nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to the currency of their exercise price differing from the functional currency of the Company.

The common share purchase warrants are re-valued at each period end, with a gain or loss reported on the interim condensed consolidated statement of loss and comprehensive loss.  For the six months ended June 30, 2020, the Company recognized a loss of $31,888 in the interim condensed consolidated statement of loss and comprehensive loss representing the change in fair value on this derivative financial instrument (six months ended June 30, 2019 - gain of $1,040).

d) Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six months ended June 30, 2020 amounting to 102,178,911 and 100,839,376 common shares, respectively (both the three and six months ended June 30, 2019 - 93,694,866 common shares). The diluted weighted average number of common shares outstanding for the three and six months ended June 30, 2020 amounted to 102,178,911 and 100,839,376 common shares, respectively (both the three and six months ended June 30, 2019 - 93,694,866 common shares). Stock options and warrants are considered anti-dilutive and therefore are excluded from the calculation of diluted loss per share.

15. Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries.  No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  As per the determination of the board, the stock options granted on June 24, 2019, December 6, 2019 and January 14, 2020 fully vested on the 4 month anniversary of the grant date.

The following tables summarize information about stock options:

For the six months ended June 30, 2020:

		During the Period
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested

0-0.45	4,840,000	270,000	-	-	-	5,110,000	3.52	4,466,250	643,750

Weighted Average Exercise
Price (Cdn$)	0.27	0.45				0.28		0.28

For the year ended December 31, 2019:

		During the Period
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested

0-0.40	1,050,000	3,790,000		-	-	4,840,000	3.95	2,007,500	2,832,500

Weighted Average Exercise
Price (Cdn$)	0.12	0.31				0.27		0.14

During the three and six months ended June 30, 2020, the Company recognized an expense of $12,348 and $239,253, respectively, in the statement of loss and comprehensive loss (three and six months ended June 30, 2019 - $7,133 and $8,974, respectively) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, consultants, directors and officers under the Company's Stock Option Plan.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.46% - 1.66%, which is based on the Bank of Canada benchmark bonds yield 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 84.72% - 128.69%, which is based on the Company's historical stock prices

(iii) Expected life: 3 years

(iv) Expected dividends: $Nil

16. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly obligation of the U.S. dollar equivalent of Cdn $21,419 up to and including August 2019 and Cdn $25,404 from September 2019 to October 2022.

Effective January 1, 2019, the Company adopted IFRS 16 to its accounting policy and recognized a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331) for its office lease agreement. The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to derive the lease liability was 4.95%. As at June 30, 2020, the undiscounted cash flows for this office lease agreement to October 31, 2022 were $513,646 (Cdn $711,322).

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

Changes in the lease obligation for the six months ended June 30, 2020 and year ended December 31, 2019 were as follows:

	June 30, 2020	December 31, 2019
Balance - beginning of the period	$591,183	$739,106
Liability settled	$(111,759)	$(183,342)
Interest expense	$14,149	$35,419
Balance - end of the period	$493,573	$591,183

Current portion	$199,525	$204,248
Long-term portion	$294,048	$386,935
Total lease obligation	$493,573	$591,183

For the three and six months ended June 30, 2020, the Company recognized lease revenues of $12,793 and $27,940 respectively, in the consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc (three and six months ended June 30, 2019 - $20,847 and $41,283 respectively). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the three and six months ended June 30, 2020, the lease expense in the amount of $5,100 and $10,200 respectively (three and six months ended June 30, 2019 - $5,100 and $10,200 respectively) in relation to the Congo office, was capitalized to exploration and evaluation assets.

17. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

The fair value of warrants (note 14c) would be included in the hierarchy as follows:

At June 30th, 2020

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common	-	$0	-
share purchase warrants

At December 31st, 2019

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common	-	$31,888	-
share purchase warrants

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate item in the interim condensed consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2020 and December 31, 2019. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at June 30, 2020 and December 31, 2019.

	June 30, 2020	December 31, 2019
	Canadian dollar	Canadian dollar
Cash and cash equivalents	48,841	36,539
Advances receivable	121,385	66,339
Accounts payable and accrued liabilities	(572,896)	(548,604)
Due to related parties	(751,912)	(1,225,436)
Employee retention allowance	(234,471)	(234,471)
Loans	(95,000)	-
Total foreign currency financial assets and liabilities	(1,484,053)	(1,905,633)
Foreign exchange rate at June 30, 2020	0.7338	0.7699
Total foreign currency financial assets and liabilities in US $	(1,088,998)	(1,467,147)
Impact of a 10% strengthening of the US $ on net loss	(108,900)	(146,715)

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at June 30, 2020 and December 31, 2019 was as follows:

	June 30,	December 31,
	2020	2019
Cash and cash equivalents	$100,249	$77,696
Advances receivable	$112,164	$63,895
	$212,413	$141,591

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $551,183, accrued liabilities of $184,144, due to related parties of $558,982, employee retention allowance of $172,055, lease obligation of $199,525 and loans of $77,262 are due within one year.

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

g) Risk related to Corona virus

Since December 31, 2019, the COVID-19 pandemic is causing a widespread health crisis that has affected economies and financial markets around the world resulting in a significant economic downturn. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results, including the Company's ability to secure financing; however, the impact could be material.

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

h) Capital Management

The Company manages its common shares, any warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	June 30,	December 31,
	2020	2019
Share capital	$81,820,567	$79,841,286
Reserves	$8,714,627	$8,411,647
Deficit	$(62,068,289)	$(60,965,897)
Common share purchase warrants	$-	$31,888
	$28,466,905	$27,318,924

The Company's capital management objectives, policies and processes have remained unchanged during the six months ended June 30, 2020 and the year ended December 31, 2019.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the interim condensed consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

18. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

		For the three months ended		For the six months ended
	Note	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Depreciation included in exploration and evaluation assets	8	$4,194	$226	$8,389	$455
Exploration and evaluation expenditures paid by Barrick	9	$866,961	$788,207	$1,801,713	$1,405,921
Consulting fees paid by common shares or stock options	14b	$-	$-	$63,727	$-

19. Employee Retention Provision

The following table summarizes information about changes to the Company's employee retention provision during the six months ended June 30, 2020.

$
Balance at December 31, 2018	171,867
Foreign exchange loss	8,652
Balance at December 31, 2019	180,519
Foreign exchange loss	(8,464)
Balance at June 30, 2020	172,055

Loncor Resources Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2020 (Expressed in U.S. dollars, except for per share amounts - unaudited)

20. Events After the Reporting Period

On July 31, 2020, the Company closed the first tranche of a private placement financing for 8,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of Cdn$4,000,000.  A total of 3,390,000 of the common shares were purchased by certain insiders of the Company. The Company expects to close shortly the balance of the financing of up to 2,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of up to Cdn$1,000,000.